

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2012

<u>Via E-mail</u>
Hilliard C. Terry, III
Executive Vice President and Chief Financial Officer
Textainer Group Holdings Limited
c/o Textainer Equipment Management (U.S.) Limited
650 California Street, 16th floor
San Francisco, CA 94108

  Re: Textainer Group Holdings Limited
     Form 20-F for the Year Ended December 31, 2011
     Filed March 15, 2012
     Form 20-F/A for the Year Ended December 31, 2011
     Filed June 27, 2012
     File No. 1-33725

Dear Mr. Terry:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Rufus Decker

       Rufus Decker
       Accounting Branch Chief